SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES DUBLIN WINTER 2016 SCHEDULE

2 NEW ROUTES TO HAMBURG & SOFIA, 5 NEW WINTER SERVICES, 1.2M NEW C'MERS

Ryanair, Ireland's favourite airline, today (27 Jan) launched its Dublin winter 2016 schedule, with 2 new routes to Hamburg and Sofia, 5 new winter services to Athens, Bologna, Murcia, Porto and Seville and more flights to Bucharest and London Gatwick, which will deliver 12.3m customers p.a. (+1.2m) and support 9,200* jobs, as Ryanair grows by 10% at Dublin Airport.

Ryanair's Dublin winter 2016 schedule will deliver:

·    2 new routes to Hamburg (5 weekly) & Sofia (3)
·   5 new winter services to Athens (2 weekly), Bologna (2) Murcia (2), Porto (2) & Seville (2)
·   68 routes in total
·   More flights to Bucharest (5 weekly), Gatwick (8 daily)
·   670 weekly flights
·   12.3m customers p.a. (+1.2m)
·   9,200* "on-site" jobs p.a.

Ryanair will continue to connect Dublin with Europe's major centres of business through high frequency services, including Amsterdam (4 daily), Brussels (3 daily), London (19 daily), Madrid (3 daily), Milan (2 daily) and Rome (2 daily), with more flights, better timings and the lowest fares, making Ryanair the ideal choice for business and leisure customers.

Irish consumers and visitors can choose from 68 Dublin routes in winter 2016 and can look forward to further improvements, as Ryanair continues its "Always Getting Better" programme, which includes more new routes, a new app, new cabin interiors, new crew uniforms and improved inflight menus.

DUBLIN WINTER 2016 GROWTH

Hamburg NEW	5 x weekly	Bologna	2 x weekly	Murcia	2 x weekly
Sofia NEW	3 x weekly	Bucharest	5 x weekly	Porto	2 x weekly
Athens	2 x weekly	London Gat	8 x daily	Seville	2 x weekly

In Dublin, Ryanair's Kenny Jacobs said:

"We are pleased to launch our Dublin winter 2016 schedule, which includes 2 new routes to Hamburg and Sofia, 5 new winter services to Athens, Bologna, Murcia, Porto and Seville and more flights to Bucharest and London Gatwick, which will deliver 12.3 million annual customers at Dublin Airport. Last year Ryanair single handily delivered 70% of the growth at Dublin Airport, following the Government's decision to scrap the air travel tax, and we look forward to continuing to grow tourism, routes and jobs.

Our 105m customers can look forward to further improvements, as we continue our "Always Getting Better" programme, which includes more new routes, a new app, new cabin interiors, new crew uniforms and improved inflight menus.

To celebrate the launch of our Dublin winter 2016 schedule, we are releasing 100,000 seats for sale across our European network from just €19.99, which are available for booking until Monday (1 Feb). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:                                                Robin Kiely                                 Piaras Kelly
                                                                          Ryanair Ltd                                 Edelman Ireland
                                                                         Tel: +353-1-9451949                Tel: +353-1-6789333
                                                       press@ryanair.com                    ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27 January, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary